EXHIBIT 12
THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Six Months Ended
	June 30,
	2005	2004
Income before income taxes and minority interest	$190,033	$141,720

Interest expense	228,907	191,716

Portion of rent estimated to represent the interest factor	64,498	63,282

Earnings before income taxes, minority interest and fixed charges	$483,438	$396,718

Interest expense (including capitalized interest)	$229,967	$192,079

Portion of rent estimated to represent the interest factor	64,498	63,282

Fixed charges	$294,465	$255,361

Ratio of earnings to fixed charges	1.6	1.6